VIA EDGAR

January 7, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	NovaBay Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 30, 2010 File No. 001-33678

Dear Mr. Rosenberg:

On behalf of NovaBay Pharmaceuticals, Inc. (“NovaBay”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2010, with respect to NovaBay’s Form 10-K listed above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Our Target Indications and Product Candidates, page 4

1.  We note that you have a collaboration and license agreement with Alcon and a collaboration agreement with Galderma.  With respect to your agreement with Alcon, please provide draft disclosure for future filings describing the range of royalty rates that may be payable to you and the term of the agreement.  With respect to your agreement with Galderma, please provide draft disclosure for future filings describing the range of royalty rates that may be payable to you, aggregate milestones payable under the agreement, and the term and termination provisions of the agreement.

Response:

Alcon agreement:
We filed a redacted copy of our collaboration and licensing agreement with Alcon as an exhibit to our registration statement on Form S-1/A, as filed with the SEC on March 30, 2007, and were granted confidential treatment related to the royalty rates that may be payable to us in the future due to the competitive disadvantage this would place on both NovaBay and our partner if this information were made public.  Based on this we do not list the royalty rates in our public filings.

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

On November 4, 2010, we entered into an amended agreement with Alcon that extends the term of that agreement.  Pursuant to this amendment, we will be adding the following wording to our Form 10-K for the fiscal year ended December 31, 2010:

“We amended this agreement on November 4, 2010 to extend the funding term of the agreement through December 31, 2015.  The amendment also provides a termination provision that requires written notice not less than six (6) months in advance of the next funding date.”

Galderma agreement:
We filed a redacted copy of our collaboration and licensing agreement with Galderma as an exhibit to our quarterly report on Form 10-Q/A for the quarter ended March 31, 2009, as filed with the SEC on August 4, 2009, and were granted confidential treatment related to the royalty rates and aggregate milestones that may be payable to us in the future due to the competitive disadvantage this would place on both NovaBay and our partner if this information were made public..  Based on this, we do not list the potential milestones or royalty rates in our public filings.

Pursuant to the term and termination provisions of the agreement, we plan to add the following paragraph to our Form 10-K for the fiscal year ended December 31, 2010:

“The term of the agreement continues until all royalty obligations on behalf of each Party have expired.  Galderma has the right to terminate the agreement in its entirety upon six months’ written notice, or terminate portions of the agreement upon 60 days’ notice, subject to certain provisions.  Both parties have the right to terminate the agreement for breach upon 60 days’ notice.”

Intellectual Property, page 7

2.  We note that you have one issued foreign patent in China, Hong Kong, Israel, India, Mexico and South Korea.  Please provide proposed disclosure for future filings describing the subject matter of this patent and the expiration date of the patent.

Response:

In response to this query we are planning to expand the detail provided as follows:

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

“We are the assignee of record of four issued patents in the U.S. and eight issued patents in foreign countries.   In addition to our issued patents, we own or are the exclusive worldwide licensee of 24 patent applications in various stages of prosecution in the U.S. and 56 applications pending in foreign countries and regions including Canada, China, Europe, India, and Japan.  Additional applications will enter the foreign national phase once they pass through the international phase of the Patent Cooperation Treaty.

The subject matter of our patents and patent applications covers four types of technologies: methods relating to the manufacture and use of our hypochlorous acid solution NVC-101, compositions of matter of our Aganocide compounds, methods of treating or preventing microbial ailments utilizing NVC-101 and/or our Aganocide compounds, and formulations.   In April of 2009 the Company entered into an exclusive worldwide license to patent applications relating to methods of use of N-chlorotaurine.   These applications are pending in the U.S. and abroad.

Our first issued patent in the U.S. provides coverage for a method of treating burns or promoting wound healing, tissue repair or tissue regeneration using a specific range of formulations of NVC-101.  This patent was issued on July 30, 2002 and will expire in 2020 with payment of maintenance fees.  Corresponding patents have been issued in China, India, Israel, Hong Kong, Mexico and South Korea.  Our second issued patent in the U.S. provides coverage for a method of disinfecting open wounds and burns, promoting wound healing or providing ocular disinfection using a specific range of formulations of NVC-101.  This patent was issued on July 1, 2008 and will expire in 2020 with payment of maintenance fees.  This application was filed only in the U.S.   Our third issued patent in the U.S. provides composition-of-matter coverage of our lead development candidate, NVC-422, and other Aganocide compounds.  This patent was issued on December 9, 2008 and will expire in 2026 with payment of maintenance fees.  A corresponding patent has been issued in New Zealand, and corresponding applications are pending in Argentina, Australia, Brazil, Canada, China, Europe, Honk Kong, Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, and Taiwan.  Our fourth issued patent in the U.S. provides composition-of-matter coverage of additional Aganocide compounds.  This patent was issued on December 7, 2010 and will expire in 2028 with the payment of maintenance fees.  A corresponding patent has been issued in Singapore, and corresponding applications are pending in Australia, Brazil, Canada, China, Europe, Honk Kong, Israel, India, Japan, South Korea, Mexico, Taiwan and South Africa.”

Item 7. Management’s Discussion and Analysis
Results of Operations
Comparison of Years Ended December 31, 2009, 2008 and 2007

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

Research and Development, page 33

3.  You disclose your target indications and product candidates beginning on page four.  Additionally, you disclose on page 33 that you expect to incur increasing research and development expenses in 2010 and in subsequent years, and you expect expenses during 2010 will be related to your common cold, dermatology, and catheter associated urinary tract infections programs.  Please provide us proposed disclosure for future filings that includes the following information related to each of your major research and development projects:

•	The costs incurred during each period presented and to date on the project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project; and

•	The anticipated completion dates.

Response:

NovaBay is an early stage company and we are just beginning our product development programs.  At this point, NovaBay has not yet begun tracking the expenses related to our various research programs in adequate detail to allow for segregated reporting of each project.  As our various research programs are moving into Phase II trials we are beginning to set up tracking on these programs to allow for additional tracking within each program on a go forward basis.

For our 2010 Form 10K, we do not expect to have information to provide this level of detail.  We do expect to have this in place by late 2011 or early 2012.  We currently expect the future wording to read similar to the following for each project we are currently engaged in:

“NovaBay has incurred direct costs of $xx related to our xx program during the twelve month period ended December 31, xxxx and $xx in direct costs since the inception of the project on [date to follow].  In addition to these direct costs we have allocated significant internal resources to the completion of the project.  The project is currently [description of the current status of the project].  We anticipate the completion of the development stage during the year ended December 31,[xxxx] at point we will begin marketing the project.”

Notes to Consolidated Financial Statements
Note 9. Stockholders’ Equity

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

Stock Warrants, page 58

4.  In your August 2009 public unit offering, you issued warrants to investors to purchase an aggregate of 1,225,000 shares of common stock at an exercise price of $2.75 per share.  Please tell us why you did not classify your warrants issued in this public unit offering as liabilities, and provide us proposed disclosure for future filings to address your accounting treatment of these warrants.  Specifically, tell us how you considered ASC 815-40-25-11 through 25-16.

Response:

In determining the treatment of our warrants we followed the guidance in ASC 815-40-25.  ASC 815-40-25-4 states; “Contracts shall be initially classified as equity in both of the following situations”;

ASC 815-40-25-4 criteria	NovaBay response
a. Contracts that require physical settlement or net share settlement	Our Warrant agreement provides for settlement in either shares or net shares.
b. Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.
The agreement does not allow for the recipients to select settlement in cash as an option.

Based on this criteria we move on to ASC 815-25-10 which states;
“Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in the preceding two paragraphs and paragraphs 815-40-55-2 through 55-6), all of the following conditions must be met for a contract to be classified as equity”:

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

ASC 815-40-25-10 criteria	NovaBay response
a. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.	The warrant agreement does not preclude settlement in unregistered shares.
b.  Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.
We have 65 million shares authorized and at the time of our last reporting less than 24 million shares were issued. The balance far exceeds the total of our outstanding warrants.
c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement	Each agreement is for a specific number of shares. This shares total is not variable.
d.  No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).
The agreement does not address any requirements by the company to make timely filings with the SEC.
e. No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.	The agreement does not contain any top-off or make- whole provisions.
f.  No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
The holders are not granted any rights that exceed those other shareholders.
g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.	Collateral is not required by the contract.

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

In relations to settlement in unregistered shares the following guidance applies:

ASC 815-40-25-11 through 25-16 Criteria	NovaBay response
25-11 The events or actions necessary to deliver registered shares are not controlled by an entity and, therefore, except under the circumstances described in paragraph 815-40-25-16, if the contract permits the entity to net share or physically settle the contract only by delivering registered shares, it is assumed that the entity will be required to net cash settle the contract.  As a result, the contract shall be classified as an asset or a liability.

The contract does not specify that NovaBay must deliver registered shares.
25-12 Delivery of unregistered shares in a private placement to the counterparty is within the control of an entity, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months before the classification assessment date.  If a failed registration statement has occurred within six months of the classification assessment date, whether an entity can deliver unregistered shares to the counterparty in a net share or physical settlement is a legal determination.

NovaBay has had no failed registration statements.
25-13 Accordingly, the contract shall be classified as a permanent equity instrument assuming all of the following conditions exist:
a.  A failed registration statement does not preclude delivery of unregistered shares
b.  The contract permits an entity to net share settle the contract by delivery of unregistered shares.
c.  The other conditions in this Subtopic are met.

a/b. Per items 25-11 and 25-12 we meet this criteria. c. see below
25-14 If both the following conditions are met, then net cash settlement is assumed if the entity is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative):
a.  A derivative instrument requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net cash settlement would be permitted or required.
b.  The derivative instrument does not specify how the contract would be settled in the event that the entity is unable to deliver registered shares.

The contract does not require delivery of registered shares.  In addition, section 14 of the agreement specifically notes “if the Company is for any reason unable to issue and deliver Warrant Shares upon exercise of this Warrant as required pursuant to the terms hereof, the Company shall have no obligation to pay to the Holder any cash or other consideration or otherwise “net cash settle” this Warrant.”
Based on this net cash settlement is precluded by the contract.

25-15 Consequently, the derivative instrument shall be classified as an asset or a liability because share settlement is not within the entity's control.	As share settlement is within NovaBay’s control liability treatment does not apply.

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

Based on the information in the tables above we concluded that the shares meet the criteria for equity treatment.

* * * *

In addition, NovaBay acknowledges:

•	NovaBay is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NovaBay may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (510) 899-8809, if you have any questions or would like any additional information regarding this matter.

Sincerely,

NovaBay Pharmaceuticals, Inc.

By:          /s/ Thomas J. Paulson

Thomas J. Paulson

Chief Financial Officer

cc:       Ron Najafi, President and Chief Executive Officer
Brett White, Cooley LLP

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800